Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600
September 22, 2008	Main Fax (312) 701-7711
www.mayerbrown.com
VIA EDGAR
Philip J. Niehoff
Perry J. Hindin Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549-3628	Direct Tel (312) 701-7843 Direct Fax (312) 706-8180 pniehoff@mayerbrown.com

Re:                             Isle of Capri Casinos, Inc.
Schedule TO-I
Filed September 5, 2008
File No. 005-43494

Dear Mr. Hindin:

                On behalf of our client, Isle of Capri Casinos, Inc. (“Isle of Capri”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2008 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO filed with the Commission on September 5, 2008) (SEC File No. 005-43494) (the “Schedule TO”) in connection with its offer (the “Offer”) to exchange restricted stock or cash for certain outstanding stock options.

                Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Isle of Capri’s responses thereto.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in Isle of Capri’s Offer to Exchange, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”).

                In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO and a supplement to the Offer to Exchange (“Amendment No. 1”) amending the Schedule TO and Offer to Exchange disclosures in a manner consistent with the comments and responses set forth below.

Schedule TO-1

General

1.             As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan.  We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to directors and employees who hold options to purchase shares of your common stock that have an exercise price of at least $10.  Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order.  If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8)(i) and (ii), requiring that the offer be made to all holders of the class of securities subject to the tender offer.

Response:

The Offer to allow eligible option holders to exchange their options for cash or restricted stock has been structured in reliance on the Division of Corporation Finance’s Exemptive Order dated March 21, 2001 (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8) (the “all holders” and “best price” rules) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the related No-Action Letters issued by the Commission in connection with offers to acquire employee options for compensatory purposes (which are identified below in connection with the legal analysis related to the Exemptive Order). We have set forth below a legal analysis explaining why Isle of Capri’s Offer complies with the conditions applicable for reliance on the Exemptive Order.

a) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 of the Securities Act and the securities offered in the exchange offer will be issued under such an employee benefit plan;

Isle of Capri is subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Exchange Act, has filed all reports and other materials required to be filed by such requirements during the preceding 12 months and is not a “shell company” (as defined in Rule 405 of the Securities Act) and has not been a shell company for at least 60 calendar days previously. Accordingly, Isle of Capri is eligible to use Form S-8.  Further, the options subject to the Offer were issued under the Isle of Capri’s 1993 Long-Term Stock Incentive Plan (the “1993 Plan”) and 2000 Long-Term Stock Incentive Plan (the “2000 Plan”) and the shares of restricted stock being issued upon exchange for the options will be issued under the 2000 Plan. Isle of Capri hereby represents to the Staff that each of the 1993 Plan and the 2000 Plan is an “employee benefit plan” (as defined in Rule 405 of the Securities Act).

b) the exchange offer is conducted for compensatory purposes;

Isle of Capri is conducting the Offer to option holders for compensatory purposes. First, Isle of Capri is conducting the Offer so that eligible option holders are able to realize the compensatory value of their options. Isle of Capri believes that option grants help foster retention of valuable employees and better align the interests of the Isle of Capri’s employees and directors to maximize shareholder value. Isle of Capri issued the currently outstanding options to attract and retain the best available personnel and to provide a compensation incentive to employees and directors. Due to recent shifts in the trading price of the Isle of Capri’s stock, the options granted to employees and directors with exercise prices of more than $10.00 may no longer provide the intended incentive to employees and directors since those options are currently out-of-the-money. Options with exercise prices at $10.00 or below are more reflective of current market prices and, in Isle of Capri’s judgment, better provide performance and retention incentives. Accordingly, Isle of Capri proceeded with this Offer to provide a better compensation incentive to its employees and directors, which Isle of Capri believes is important to improving employee morale and retaining key employees and directors.

c)   the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer

Isle of Capri believes the Offer discloses the essential features and significance of the Offer, including risks that the option holders should consider in deciding whether to accept the Offer being made by Isle of Capri. In particular, Isle of Capri has included a significant amount of important information in a “Q&A” format in the Summary Term Sheet at the beginning of the Offer to Exchange and has provided disclosure in the section titled “Certain Risks of Participating in the Offer” regarding the consequences of participating.

d) except as exempted in this order, the issuer complies with Rule 13e-4.

Isle of Capri believes that, except as otherwise exempted pursuant to the Exemptive Order, after amending the Offer to Exchange in the manner contemplated by this letter it will have fully complied with Rule 13e-4 to date. Isle of Capri will continue to comply with the requirements of Rule 13e-4 through the completion of the Offer and the payment for all tendered options.

2.             On a related note and regardless of your response to the preceding comment, please advise us why you believe the proposed offer does not violate Rule 13e-4(f)(8), the best price and all holders rules.  In this regard, we note that the consideration you intend to pay for tendered options will be different depending on whether eligible options would otherwise be exchangeable for a total of 1,000 or more shares of restricted stock.  We may have further comment.

Response:

Isle of Capri believes that the tender offer complies with Rule 13e-4(f)(8). The exchange offer is open to all holders of options with exercise prices greater than $10.00, but not with respect to options that have exercise prices less than $10.00, as permitted by the Exemptive Order.

Rule 13e-4(f)(8)(ii) requires that the consideration paid to any security holder for securities tendered is the highest consideration paid to any other security holder.  Isle of Capri has structured the offer so that the aggregate value of the shares of restricted stock or the amount of cash, as the case may be, that stockholders will receive if they elect to participate in the offer will be approximately 75% of the aggregate Black-Scholes value of the eligible options they surrender for exchange.  Therefore, whether a particular stockholder receives stock or cash, they will be receiving the highest value paid to stockholders.

While it did not use a specific formula for determining the cut-off for cash versus stock payments, Isle of Capri decided to pay cash to holders who would have received less than 1,000 shares of restricted stock due to the fact that these smaller holders would be subject to transaction costs in selling their restricted stock that would have a great impact on the overall value to them of the restricted stock.  The cash payment to holders who would have received less than 1,000 is still intended as compensation to those employees and directors, consistent with the purpose of the 1993 Plan and the 2000 Plan and Isle of Capri’s overall compensation philosophy.

Section 1. Eligibility, page 23

3.             Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.  In that regard, the condition requiring that individuals must remain directors or employees on the date on which the tendered options are canceled and shares of restricted stock are granted or cash is paid, which you disclose on page 11 will be on the first business day following expiration of the offer does not appear to be comply with that requirement.  Please revise your disclosure accordingly.

Response:

We direct the Staff to the revised disclosure in Amendment No. 1.

Section 6. Acceptance of Options for Exchange. . . , page 31

4.             We note that in the fourth paragraph of this section you state that you will send an award agreement “as promptly as practicable after the grant date.”  Please revise this disclosure here and throughout your filing to comply with Rule 13e-4(f)(5).

Response:

We direct the Staff to the revised disclosure in Amendment No. 1.

Section 7.  Conditions of the Offer, page 32

5.             Refer to the fourth sentence in the last paragraph of this section.  This language suggests that once an offer condition is triggered, the company must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Response:

Isle of Capri confirms that if it decides to waive any Offer condition, it will expressly announce its decision in a manner reasonably calculated to inform option holders of the waiver.  Isle of Capri further confirms that it understands that depending on the materiality of the waived condition and the number of days remaining in the Offer, it may be required to extend the Offer and re-circulate new disclosure to option holders.  Isle of Capri understands that it may not simply fail to assert a triggered condition and effectively waive it without officially doing so.

Certain Financial Information, page 38

6.             We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c).  Please provide the information required by Item 1010(c) (4) and (5) of Regulation M-A.

Response:

We direct the Staff to the revised disclosure in Amendment No. 1.

Section 11. Interest of Officers; Transactions and Arrangements Concerning the Options.

7.             With respect to your disclosure in the third and last paragraphs of this section, please tell us why you need to qualify your disclosure “to the best of [your] knowledge” and “to [your] knowledge,” respectively.  What prevents you from knowing and disclosing this information?  Please explain or delete these qualifiers.

Response:

We direct the Staff to the revised disclosure in Amendment No. 1.

In connection with responding to the comments of the Staff, Isle of Capri hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments to not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (312)701-7843.

Very truly yours,

Philip J. Niehoff

cc:	Dale R. Black
Senior Vice President and Chief Financial Officer
Isle of Capri Casinos, Inc.

Dan Duchovny, Special Counsel
Office of Mergers & Acquisitions